OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Titomirov Vodka LLC

125 W. Indiantown Road,
Suite 101
Jupiter, FL 33458

www.titomirovvodka.com

5000 units of Class C Non-Voting Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500* Class C Non-Voting Units of LLC ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 5,000 Class C Non-Voting Units of LLC ($10,000)

Company	Titomirov Vodka LLC
Corporate Address	125 W. Indiantown Road, Ste 101, Jupiter, FL 33458 USA
Description of Business	Titomirov Vodka is the first alkaline vodka with hydrating properties. Made from alkaline water and non-GMO gluten free corn
Type of Security Offered	Class C Non-Voting Units
Purchase Price of Security Offered	$2.00 per unit
Minimum Investment Amount (per investor)	$500

<u>The 10% Bonus for StartEngine Shareholders</u>

Titomirov Vodka LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 50 Class C Non-Voting Units at $2 / unit, you will receive 5 Class C Non-Voting bonus units, meaning you'll own 55 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Titomirov Vodka™ - the Vodka based on elevated alkalinity, leading to higher hydrating properties of vodka: the world discovery that would lead to establishment of the "better for health" vodka: pH 8.2 to pH 8.88. We sell our vodka globally.

Titomirov Vodka™ was founded in Monaco and incorporated as a Florida LLC at the end of 2014 by Dr. Alexander Titomirov as part of a larger vision to produce both alcoholic and soft beverages based on the use of naturally alkaline water.

Our trademark attorney was contacted by the trademark attorney of Fifth Generation (Tito's Vodka) using their professional channel. Management was not served by the Fifth Generation because it is not a lawsuit – but rather trademark dispute.

Product demand

Dr. Titomirov has researched the effects of alkaline water over the past ten years and by April 2015 produced the first samples of the revolutionary formula for vodka. This was double blind tested with 20 volunteers. Plus numerous vodka tasting events were held at most important trade shows in the USA in April 2015. WE had a resounding success with professionals and followed up with the general public at tasting events in August 2015, that proved consumer demand for a superior quality of vodka with the health advantages from the addition of naturally alkaline water.

Unique Selling Point

It is proven through research that naturally alkaline water with a high pH has beneficial effects to the human body (see appendix and the end of the Business Plan). It increases substantially hydration into its cells. Its low salt content (TDS = total dissolved solids) reduces unwanted water retention in extremities. Such water when mixed with alcohol, which itself has a dehydrating effect; it creates a balance, which results in not experiencing the classic after-effects (hang-over) of drinking spirits, while rendering the drink smooth and soft. Additionally, the proprietary formula of natural ingredients was created and added to the vodka to create additional smoothness and taste.

Target Audience

Titomirov Vodka™ is classified as an Ultra-Premium spirit and therefore is targeted at an affluent segment of the market starting from college students from top schools and universities to the discerning customer base including connoisseurs and consumers of other premium vodkas. Typically the target age is 18-55 with its premium brand targeted to the lower age segment and its ultra premium limited edition targeted to the professional and higher economic strata based on price.

Target Market

Titomirov Vodka™ is a luxury brand and was launched in August 2015 at Jimmy'z nightclub in the Principality of Monaco with world famous DJ Martin Solveig performing. The brand is targeting distribution in trend setting locations of capital and major cities in the world followed by sales channels such as wine merchants/specialized outlets and ultimately the larger nationwide retailers (for the premium brand only). The United States remains a major focus, as alkalinity is a well understood trend, followed by Europe which trails US trends in consumption and ultimately certain emerging countries where luxury is demonstrated by consuming expensive products and where a healthier lifestyle is also a trend.

Competitive Advantage

First, Titomirov Vodka is a premium alkaline vodka brand, which has pH 8.2 and is seven times distilled. Vodka Couture is super-premium brand with pH 8.88 and is eight times distilled. Both vodka brands are created from gluten free grain (corn) in Western Ukraine. Its formula has been created on a scientific and qualitative basis and not on a purely marketing story, distinguishing it from its competitors. The scientific formula renders the product being smoother and softer to the palate, avoiding that burning aftertaste feeling that is common in vodkas, opening it up to many non-traditional vodka consumers, as well as all those who look at gluten free, healthier products.

Market Challenges and Attractiveness

The spirits and beverage sector as a whole is a very competitive one and is mainly controlled by major groups such as Diageo, Bacardi, LVMH, Pernod Ricard and the likes, that have mainly grown through acquisitions and now own a myriad of brands and have a very developed distribution network and well established sales channels. However we position ourselves as an innovative product with a USP (unique selling proposition) which is not yet acknowledged in the market but well understood in certain geographical locations and supported by a number of celebrities who have been educating the public on the effects of alkalinity in order to attain a healthier lifestyle; vodka with benefits!

Strategy

In order to succeed in such a space Titomirov Vodka™ is penetrating the sector through specific marketing actions, which support our USP (unique selling proposition) and vision:

1. Sponsoring high profile events participated by trendsetters and leaders who will be our best ambassadors for the product.

2. Communicating the message from top to bottom for a better drinking lifestyle via social media.

3. Product placement in films in both the US and Europe – e.g. next Clint Eastwood production, etc. for brand recognition.

4. Partnering up with a number of celebrities from the film and sports world as brand testimonials – e.g. George Clooney, Leonardo di Caprio, Jennifer Aniston, etc.

5. Creating an agent network globally that fully understands local differences in the specific markets and introduces the company to the best of breed buying channels – importers, distributors, retailers and end consumers (hotel chains, bars, restaurants, nightclubs, etc.) followed up by point of sale initiatives.

6. Selling online – where we already have an importer/distributor set-up (for excise duties compliance etc.) to create a disruptive change in the industry with higher margins for the business.

7. Setting up production facility for the product to control the process from A-Z.

8. Main point: selling to the end customer=retailer – that leads to retailer demanding the product from the wholesaler – and that in return will automatically push the wholesaler to place our product on it's list.

Sales, Supply Chain, & Customer Base

We started selling in Monaco first in 2015 as a test market; 2016 went into the preparation work with TTB (permits etc.), getting international TMs and testing US market; 2017 was our first sales year in US - not huge numbers were achieved, but very big number of customers...who tried the vodka and liked it. In 2018 - main goal is to extend our sales effort and reach profitability.

Competition

Competition is strong, We view Grey Goose our direct competition.

Liabilities and Litigation

We have a Trade Mark level dispute with Fifth Generation - owner of "Tito's Vodka" brand. They are claiming the TITOMIROV could be confused with TITO'S. Titomirov is the Russian last name that was given by parents to the owner Alexander TITOMIROV = established scientist; TITO is "small" in Spanish and was a nick name given to Bert Beveridge - founder of the Tito's Vodka = he was called BerTITO = small Bert...so "TITO." We have not been served nor has there been a cease and desist that was sent.

The team

Officers and directors

Alexander Titomirov	Founder & CEO
Dr. Melody Sanger	President of US operations and Board Member

Alexander Titomirov
Alex has been founder, CEO, & Director of Titomirov Vodka since 2014. Also a successful biotech CEO, Alexander Titomirov founded one of the first bioinformatics companies - InforMax [NASDAQ, INMX] and brought it public ($1 billion market cap) with "the best biotech IPO" [Washington Post, 2000] in the State of Maryland. Dr. Titomirov and his company InforMax Inc. were developers of the best medical search engine www.PubMed.org as well as huge contributors in developing the National Center for Biotechnology Information (NCBI) through contract with InforMax Inc. which lasted for over 10 years. Titomirov was a founder of several pioneering technologies in the field of cancer treatment at the Russian Academy of Sciences. He discovered a bacterial DHFR genetic effect that prolonged the lifespan in irradiated mice, and he was one of the original authors of stable gene transformation of skin cells in vivo using the pioneering technology of "shot gun" with tungsten micro projectiles. Titomirov was invited to come to work in the United States by James Watson – a Nobel Prize winner and a pioneer in discovering the structure of DNA. He worked at the National Institutes of Health as well as in a small pharmaceutical company before starting his own company InforMax, Inc. in 1990. Titomirov has pioneered an expert system based on modeling of the drug discovery process. InforMax products are currently sold to over 65,000 pharma and biotech companies worldwide. InforMax was acquired by Invitrogen, a major bio-science company with $1.2 billion in annual revenues, headquartered in Carlsbad, California. In addition, Titomirov was one of the principal developers of the software infrastructure for the Human Genome Project, founded by James Watson. Titomirov was a major contributor to the Genomics Approach of drug discovery – which is demonstrated to be one of the main accelerators of drug discovery process. Titomirov earned his Ph.D. in 1986 at the Institute of Cytology at the Russian Academy of Sciences in St. Petersburg, Russia. Dr. Titomirov pioneered the field of transforming animal cells with foreign DNA which had led to development of human DNA vaccines and was a major contribution to human genetics with more than 50 books[1] written based on Dr. Titomirov's original article

Dr. Melody Sanger
Dr. Melody Sanger is the President of US Operations and serves as a Board Member of Titomirov Vodka since 2014. From 2008-2014, Dr. Melody served as the CEO of the Drug Study Institute, where she has conducted the clinical health testing of Icelandic water on numerous patients.

Number of Employees: 5

Related party transactions

There are loans from the founder Alex Titomirov for the amount of $742,500, bearing

no interest, with no maturity date. To date, $633,363 has been paid back, and $109,137 remains outstanding.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Competition** Other Vodka companies could claim that they have alkaline vodka with less dehydration. There are big vodka companies on the market and their products may take larger share of the market than anticipated. But because the vodka market is so large - $50 bn annual sales with $25 bn in US alone - we hope to find the suitable niche. Usually the first-to- market products or companies win. It is very hard to do what we have done - so we expect a positive outcome of our company development.
- **Limited Brand Recognition** Titomirov Vodka has started selling in US in 2017, we have acquired large number of customers who are loyal to our product - Titomirov Vodka. The risk, of course, that that loyalty could change. Other vodka producers with more PR and marketing funding could take larger market share leaving less customers for our brand.
- **Being Underfunded** There is a risk of being underfunded in the environment of vodka promotion requiring substantial investments. Example: launching our product in Monaco cost us $50,000 for just one event. There are requirements demanded by distributors to provide marketing support funds. That requirement often is a bottleneck in alcohol business.
- **Valuation Inaccuracy** There is a risk that the market could always dictate the value different from the one assumed by the management of Titomirov Vodka. There is a risk that when the Company will be acquired the number offered will be less than the anticipated valuation.
- **Financial Volatility** Our company's ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Business Projections are Only Estimates** Projections are based on discounted assumptions based on benchmarked performances of similar companies that have achieved success in the past. Business projections are based on a risky assumption of the performance results in the future.
- **Management Death or Injury** In case of unexpected event of death or injury of the key personnel the company may suffer a great loss in generating evolution of products development as well as business execution.
- **Management death or injury** If Dr. Alexander Titomirov, the principal formulation designer is unable to perform due to various reasons, then the company will be substantially hurt in its ability to develop new products.
- **Alcohol Regulation Risks** There is always a risk that the Government can change highly regulated market of alcohol. That may include taxes, rules of importation,

storage and distribution.

- **Litigation Risks** Since 2016 Titomirov Vodka LLC and Fifth Generation, the holding company for Tito's vodka brand, has been in IP/Trademark dispute. The nature of the dispute is alleged similarity between the brands. Our view is because "Titomirov"; is a last name of the founder, not a given brand name as "Tito" meaning "small" in Spanish, there is no way there is cross between the two. The management of our company believes that there is no material effect of this dispute on the business of Titomirov Vodka LLC. Though there is always a risk of unpredictable nature when you are dealing with much larger company. Titomirov Vodka LLC has a general liability insurance with Lloyds of London for considerable amount but there are still risks associated with any claim possible.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alexander Titomirov, 100.0% ownership, Class A Voting Units
- Alexander Titomirov, 58.12% ownership, Class B Voting Units

Classes of securities

- Class A Voting Units: 2,500,000

Voting Rights

The holders of the Company's Class A Units, are entitled to ten (10) votes for each unit held of record on all matters submitted to a vote of the members, including the election of managers. The holders of units of the Company's Class B Units, are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the members, including the election of managers. The holders of Class C Non-Voting Common Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of shares of Class A Units are entitled to receive ratably such distributions as may be declared by the manager(s) out of funds legally available for distribution to the members. The payment of dividends on the Units will be a business decision to be made by the manager(s) from time based upon the results of our operations and our financial condition and any other factors that our manager(s) considers relevant. Payment of distributions on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction, Class A members will be entitled to share ratably with the members of any then outstanding unit holders, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred units.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled on pro-rata basis to unit notably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Units are subject to and may be adversely affected by Class B Units, Class C Units, and any additional classes of that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Voting Units: 17,204,000

Voting Rights

The holders of the Company's Class A Units, are entitled to ten (10) votes for each unit held of record on all matters submitted to a vote of the members, including the election of managers. The holders of units of the Company's Class B Units, are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the members, including the election of managers. The holders of Class C Non-Voting Common Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of shares of Class B Units are entitled to receive ratably such distributions as may be declared by the manager(s) out of funds legally available for distribution to the members. The payment of dividends on the Units will be a business decision to be made by the manager(s) from time based upon the

results of our operations and our financial condition and any other factors that our manager(s) considers relevant. Payment of distributions on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction, Class B members will be entitled to share ratably with the members of any then outstanding unit holders, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred units.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled on pro-rata basis to unit notably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Units are subject to and may be adversely affected by Class A Units, Class C Units, and any additional classes of that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class C Non-Voting Units: 0

Voting Rights

The holders of the Company's Class A Units, are entitled to ten (10) votes for each unit held of record on all matters submitted to a vote of the members, including the election of managers. The holders of units of the Company's Class B Units, are entitled to one (1) vote for each share held of record on all matters submitted to a vote of the members, including the election of managers. The holders of Class C Non-Voting Common Units are not entitled to vote on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding preferred units, holders of shares of Class C Units are entitled to receive ratably such distributions as may be declared by the manager(s) out of funds legally available for distribution to the members. The payment of dividends on the Units will be a business decision to be made by the manager(s) from time based upon the results of our operations and our financial condition and any other factors that our manager(s) considers relevant. Payment of distributions on the Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction, Class C members will be entitled to share ratably with the members of any then outstanding unit holders, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding preferred units.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled on pro-rata basis to unit notably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Units are subject to and may be adversely affected by Class A Units, Class B Units, and any additional classes of that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of non-voting units in the LLC, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the LLC's governance documents, additional issuances of securities, company repurchases of securities, a sale of the LLC or of assets of the LLC, or transactions with related parties. All the units (Class A with 10 votes; Class B with

1 vote or Class C without votes) have same economical value if the company is sold.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the LLC, could be diluted due to the LLC issuing additional units. In other words, when the LLC issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could also experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can increase or decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial

review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

FINANCIAL CONDITION

The Company generates revenue by selling vodka in the United States and Europe. In 2017, US sales were $140,793 and European sales were $30,450. The Company's cost include the cost to produce the vodka and general operating expenditures to support the business.

RESULTS OF OPERATIONS

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue for year ended December 31, 2017 was $171,243, an increase of $130,000 over year ended December 31, 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2017 was $50,922, an increase of $46,202, from cost of $4,720 in year ended December 31, 2016. The gross margin in each year was $70.3%.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, distribution costs, promotional events, shipping and other general and administrative expenses. Expenses in 2017 were $604,000, and increase of $269,000 over fiscal 2016. The majority of the increase related to advertising and marketing, promotional events, travel expenses and management expenses.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Revenue for year ended December 31, 2016 was $30,450, the Company had no sales prior to fiscal year 2016.

Cost of Sales

Cost of sales the year ended December 31, 2016 was $4,720. The gross margin was $70.3%. The Company has no sales or cost of sales prior to fiscal year 2016.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, distribution costs, promotional events, shipping and other general and administrative expenses. Expenses for year ended December 31, 2016 were $335,000, and increase of $115,000 over year ended December 31, 2015. The majority of the increase related to advertising and marketing and promotional events.

Financial Milestones

Past Milestones:

- Creation of the intellectual property – alkaline water analysis, vodka formulation, bottle design, production and organization, Tabaco and Alcohol Bureau (TTB), Certificate of Labeling Approval (COLA), Trademarks approval in Ukraine, Hiring Park Street – back office and logistics company, as well as our first distributor in US; marketing and sales efforts in the following states: Florida, California, Las Vegas.

Future Milestones:

Improving our Social Media coverage;

Creating Unique looking bottle (see visual material)

Creating a New Marketing Campaign: National Ads, National Distribution (this is the main milestone to achieve)

Approaching new Global Markets: Germany, France, Italy, Russia, Caribbean Countries

Financial Milestones:

Management currently forecasts 2018

The plan is to raise additional funding in order to build the company. The first step is CF $107,000. These funds will allow the company to start going in the right direction: produce new bottles (new design – see short summary made by Scott), beef up our sales efforts via improving the social media and national advertisement campaign. Once we achieved some traction, we will go to the next level – raising $1,070,000. That would allow us to start hiring additional sales people and going door-to-door for the big accounts in Las Vegas, New York, Chicago, Los Angeles, and other big metropolitan areas with large numbers of drinking public.

Most importantly, we would be able to reach out to National Distributors (companies we already have established relationships with) and offer them marketing money that is required for them to take on board Titomirov Vodka and sell it to every account they have accumulated over the years.

With that in place, the sales will go to substantial numbers which will bring the company to a position to be acquired and have a nice exit for all the investors.

Liquidity and Capital Resources

LIQUIDITY AND CAPITAL RESOURCES

Since its inception in 2014, the Company has raised approximately $2 million cash though ongoing investments. Together, with the net proceeds from this offering, the Company intends to use the proceeds to increase its Marketing efforts and to fund general operating expenses. The Company plans to continue efforts to raise additional capital through private placements to further enhance its liquidity.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings (next round of $1,070K), equity or debt issuances, or any other method available to the company. As soon as the company clears its filing with the SEC, it will go to Reg A (ICO) fundraising. We expect to raise about of $50M.

The use of Reg CF funds $107K will be immediate. As shown in the table, we will fix the social media, improve our marketing and produce new bottles - very elegant ones - in order to add the value to our product. Titomirov Vodka has won the "best tasting vodka: in 2016 in CA at the leading contest "MicroLiquor Spirit Awards" competing against 294 other brands.

The $107K will allow us to input it so that we go to the next level of $1,070,000 round = and we believe that will allow us to operate long enough to become profitable.

The company has plans to obtain line of credit as soon as our financial results will reach the level showing sustainable growth. Numerous banks are available to our disposal as soon as we would reach substantial revenue target.

The company will continue its fundraising efforts with existing and new unitholders. We have a substantial support and loyalty with the existing group of unitholders due to our unique product offering and valuable long term IP position with high probability of exit strategy event in the nearest future.

Indebtedness

The Company has borrowed $60,000 from Vital Cap Fund. By the end of 2017 $85,000 was outstanding (principal and interest) Creditor: Vital Cap Fund Amount: $60,000 total – 12 months maturity; Interest rate: 33% annually There are also loans from the founder Alex Titomirov for the amount of $742,500, bearing no interest, with no maturity date. To date, $633,363 has been paid back, and $109,137 remains outstanding.

Recent offerings of securities

- 2018-03-20, Regulation D, 1565000 Class B Units. Use of proceeds: We used this capital for marketing expenses, attorneys, telephones, promotion events, distribution costs, and also getting the trademarks out of Ukraine.

Valuation

$39,408,000.00

The intellectual property of the alkaline vodka is one we see as very valuable. Our management team has a great amount of experience that we see beneficial to the company. One member has built a billion dollar company called InfoMax Inc in the past, and we see that experience as an addition to the company's valuation. Some 30 small investors already have invested into Titomirov Vodka LLC – at $2.00 per unit. Over $6.5MM has been invested in the CEO's own money to find the alkaline water all across the globe. The invention of the Alkaline vodka and the intellectual vodka is such that any company in the business (competitors like Grey Goose, Ketel One,) if they bought the formula, it would be worth over $50MM. The need for this is high, companies are looking for formulas like this to distribute, therefore knowing the value of the invention alone is worth this much, leading us to come to the conclusion of this valuation. With Alex's experience, he knows the value of the proprietary knowledge and inventions. Value of the intellectual property is so substantial because of the potential distribution revenue of this invention. This is not just another vodka, it is a substantial content difference.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Production	$0	$35,000
Marketing	$3,400	$30,000
Working Capital	$3,000	$5,580

New Bottle Design	$0	$20,000
Social Media	$3,000	$10,000
Total Use of Net Proceeds	$10,000	$107,000

Our use of proceeds will mainly be used on our marketing efforts to increase brand awareness. This includes magazine ads, social media marketing, printing materials for demos, and new bottle design. Please see a breakdown below. We also will use the funds to hire an accountant to help with a potential financial audit.

Marketing: Magazine ads, Vodka promotions, printing materials (shelf talkers, shot glasses, cocktail napkins, pens etc.)

New Bottle Design: Design on the mold, Production of New Bottles

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.titomirovvodka.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Titomirov Vodka LLC

[See attached]

I, Alexander Titomirov (Print Name), the Chairman/CEO of Titomirov Vodka LLC, hereby certify that the financial statements of Titomirov Vodka LLC and notes thereto for the periods ending January 1, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____0___; taxable income of $_______0_____ and total tax of $____0____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 03/27/2018

____

Chairman/CEO

03/27/18

TITOMIROV VODKA LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

TITOMIROV VODKA LLC

Index to Financial Statements
(unaudited)

TITOMIROV VODKA LLC

Statements of Financial Position
December 31, 2017 and 2016

	2017		2016	
CURRENT ASSETS				
Cash	$	90,000	$	20,000
Accounts receivable		45,000		15,000
Inventory		126,266		18,530
TOTAL CURRENT ASSETS		261,266		53,530
Intangible assets		6,760,000		6,760,000
Other assets		-		-
TOTAL ASSETS	$	7,021,266	$	6,813,530
CURRENT LIABILITIES				
Accounts payable	$	20,000	$	20,000
Related party loans		109,137		199,345
TOTAL CURRENT LIABILITIES		129,137		219,345
TOTAL LIABILITIES				
MEMBER'S EQUITY				
Class A Units		5,000,000		5,000,000
Class B Units		2,992,527		2,210,904
Accumulated deficit		(1,100,398)		(616,719)
TOTAL MEMBERS EQUITY		6,892,129		6,594,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,021,266	$	6,813,530

See notes to financial statements

TITOMIROV VODKA LLC

Statement of Operations and Retained Earnings
For the years ended December 31, 2017 and 2016

	2017	2016
SALES	$ 171,243	$ 30,450
COST OF GOODS SOLD	50,922	4,720
GROSS PROFIT	120,321	25,730
OPERATING EXPENSES:		
Advertising and marketing	120,000	70,000
Distribution costs	36,000	5,000
Events	50,000	35,000
Management expenses	200,000	155,000
Shipping	20,000	5,000
Travel	150,000	50,000
Legal	22,000	12,000
Telephone	6,000	3,000
Total Operating Expenses	604,000	335,000
NET INCOME (LOSS)	(483,679)	(309,270)
RETAINED EARNINGS (ACCUMULATED DEFICIT)		
Beginning of year	(616,719)	(307,449)
End of Year	$ (1,100,398)	$ (616,719)

See notes to financial statements

TITOMIROV VODKA LLC

Statements of Members' Equity
For the Years Ended December 31, 2017 and 2016

	Class A Units		Class B Units		Accumulated	Total
	Shares	Amount	Shares	Amount	Deficit	Member's Equity
December 31, 2015	2,500,000	$ 5,000,000	11,625,000	$ 1,339,164	$ (307,449)	$ 6,031,715
Units issued for services	-	-	185,000	-	-	-
Contributed capital	-	-	647,500	871,740	-	871,740
Net income (loss)	-	-	-	-	(309,270)	(309,270)
December 31, 2016	2,500,000	$ 5,000,000	12,457,500	$ 2,210,904	$ (616,719)	$ 6,594,185
Units issued for services	-	-	3,787,500	-	-	-
Contributed capital	-	-	600,000	781,623	-	781,623
Net income (loss)	-	-	-	-	(483,679)	(483,679)
December 31, 2017	2,500,000	$ 5,000,000	16,845,000	$ 2,992,527	$ (1,100,398)	$ 6,892,129

See notes to financial statements

TITOMIROV VODKA LLC

Statements of Cash Flow
For the Years Ended December 31, 2017 and 2016

	2017		2016	
CASH FLOWS OPERATING ACTIVITIES				
Net Income	$	(483,679)	$	(309,270)
Adjustments to reconcile net income to cash				
Accounts receivable		(30,000)		(15,000)
Inventory		(107,736)		(18,530)
Accounts payable		-		20,000
Net cash provided by operating activities		(621,415)		(322,800)
CASH FLOWS INVESTIING ACTIVITIES				
Purchases of property and equipment		-		-
Investment of patents and trademarks		-		-
Net cash provided by investing activities		-		-
CASH FLOWS FINANCING ACTIVITIES				
Proceeds / (repayments) from/of related party loans		(90,208)		(543,155)
Proceeds from Unit Issuances		781,623		871,740
Net cash provided by financing activities		691,415		328,585
INCREASE (DECREASE) IN CASH		70,000		5,785
BEGINNING CASH AND CASH EQUIVALENTS		20,000		14,215
ENDING CASH AND CASH EQUIVALENTS	$	90,000	$	20,000

See notes to financial statements

TITOMIROV VODKA LLC

Notes to Financial Statements
December 31, 2017 and 2016

NOTE 1 – NATURE OF OPERATIONS

Titomirov Vodka LLC was formed on December 15, 2014 ("Inception") in the State of Florida. The financial statements of Titomirov Vodka LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jupiter Florida.

Titomirov Vodka is the first vodka crafted with naturally pure alkaline water sourced from the Carpathian Mountains. It is naturally alkaline which means it is naturally pH balanced at 8.2. Using only natural and alkaline ingredients, Titomirov Vodka is one of the few vodkas that is gluten-free. The level of alkalinity allows water molecules to aggregate into smaller groups that can enter cells more easily, with improved hydrating effects for the body. Using this naturally alkaline water Titomirov Vodka is distilled seven times, producing a truly smooth and refreshing taste. Titomirov Vodka is developed using a unique proprietary formula, sourced from natural ingredients resulting in exceptional taste and smoothness.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Titomirov Vodka LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management, which is responsible for their integrity and objectivity.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. On this basis, revenue is recorded when earn3ed and expenses are recorded when the obligation is incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. The Company has no other investments besides cash.

Accounts Receivable

Accounts receivable are recorded as the amount the Company expects to collect on balances outstanding at year-end based on the Company's sales volume, contract terms, and collection history. Management believes that the balance is fully collectible and therefore no allowance for doubtful accounts has been recorded at December 31, 2017 or 2016.

Inventory

Inventory consists of finished product. The inventory balance was $126,266 and $18,530 as of December 31, 2017 and 2016, respectively. Inventory is stated at cost.

Intangible Assets

The Companies intangible assets are stated at cost.

Accounts Payable

Accounts payable consists of primarily general and administrative costs associated with the day to day running of the business and charged on revolving credit card balances.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

NOTE 2 – INTANGABLE ASSETS

Intangible assets consist of intellectual property contributed to the Company at inception in 2014 which is valued at $6,000,000 and investments in patents and trademarks that are valued at $760,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

Members provide funds throughout the years to the Company for operations. Formal notes have not been drafted. Terms of repayment or conversion to stock sales are determined on an as-needed basis by Management.

At December 31, 2017 and December 31, 2016, related party loans in the amount of $109,137 and $199,345 were outstanding.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBER EQUITY

The Company currently has 2,500,000 Class A Units outstanding and $17,204,000 Class B Units outstanding. Each Class A Unit will have 10 times the votes of each Class B Unit. All Class A units are held by Dr. Alexander Titomirov, founder and CEO.

NOTE 6 – GOING CONCERN MATTERS

The Company has been growing revenue since its inception but its operations are not yet cash flow positive. The owners have continued to contribute capital and seek additional investment funding to continue their efforts. Management represents that various contracts are in the process of being negotiated and are confident that future sales growth will in turn alleviate any future going concern matters.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through as of April 25, 2018 and no events have occurred from the statement of financial position date through that date that would impact the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Titomirov Vodka is pending **StartEngine Approval.**


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Titomirov Vodka
Seven Times Distilled Alkaline Vodka
Small OPO Jupiter, FL Food & Beverage
Accepting International Investment

A Smooth and Refreshing Alkaline Vodka Backed By Science



Alex Titomirov didn't start out with a dream to be in the vodka business. After a career in science specializing in genetics and selection, he worked with the human genome project. **But his passion for vodka and science lead him to 11 years in research:** specifically focusing on the composition of alkalinity in nature, and its affect on the human body.

Our vodka comes from the pure, alkaline water of the Carpathian Mountains, from a deep well, and through a long clean tunnel. Our alcohol is distilled seven times. **Our vodka is as pure as it gets, and it leaves its drinker feeling calm, refreshed, and collected.**

Why Alkaline Vodka?

After 11 years of study, **we concluded that alkaline water balanced *naturally* has amazing benefits on the human body.**

- Alkaline Water penetrates human tissue more easily
- It leads to higher levels of hydration
- It washes away saturated fats and toxins

Our Vodka's pH rests between 8.2-8.88 and it's distilled seven times, meaning it's the purest it can be.

Invest in Titomirov Vodka. Alex was the founder and CEO of InforMax, Inc., the largest bioinformatics business in the world. It reached $1B plus IPO in October 2000 and raised over $100M in pre IPO stages. So, he knows business. And he's set his sight on vodka. **We have the ability to produce 1M bottles as we stand, and we're gaining traction in the market.**

Taste Titomirov, **and you'll know it's something special.**

The Offering

Investment

$2/Class C Non-Voting Unit | When you invest you are betting the company's future value will exceed $39.5M.

This Offering is eligible for the

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Vodka that hydrates you.

Titomirov Changes The Game With pH And Alkalinity

Our vodka adds water without sacrficing taste. Vodka is 60% water by volume so one can easily see which water is chosen to make Vodka is critically important.



The repeated distillations of our vodka makes an end product that has a greater alcohol concentration. the volume of liquid alcohol within our products (that has the proper amount of ETOH-ethanol in it) is not as high for Vodkas with increased distillations. **Our product is more water than alcohol in comparison to our competition. Vodkas that use fewer distillations carry more alcohol, which means the taste is not as good.**

One of our competitors' vodka, for example, needs at least 250mL of ETOH and 500ml of H2O to make 750ml of vodka. However, **Titomirov Vodka is about 100ml of ETOH and 650ml of water - and it's the same Alcohol Percentage Per Bottle**. This means, more of what is in the bottle is great tasting and good for you alkaline water. **It's vodka with benefits!**

What's In Our Bottle is Great Tasting and Good for You

With the Same ABV, Our Bottles Contain More Water



The Benefits of Titomirov Vodka

- Our Vodkas have a pH between 8.2-8.88 meaning it's balanced
- Less alcohol and higher alkalinity means our vodka is hydrating
- Minimizes dehydration effects of alcohol
- Leaves drinker feeling fresh and in control the next morning
- 40% alcohol, made from non GMA corn, and is Gluten Free
- Made from natural alkaline water and mixes easily with any cocktail
- Seven to Eight times distilled - super clean
- It has a TDS (Total Dissolved Solids) of less than 5 mg/ml. This reflects how pure, clean and free of impurities it is from being distilled.


MicroLiquor
2016
GOLD
MEDAL
SPIRIT AWARDS

Titomirov's Vodka Couture, is refreshingly smooth and has a pH of 8.88. It won the gold medal for taste in 2016 at California's Micro Liquor Awards!

Vodka Is 60% Water

- **Better Taste:** The volume of liquid alcohol (that has the proper amount of ETOH-ethanol in it) is smaller for the Vodkas with increased distillations.
- **Purity:** Vodka is the purest form of ETOH
- **High Alcohol Content:** Titomirov Vodka is 100 ml of ethanol & 650 ml of water.


MONACO
SHOW
AKING
CENTRE
TS.COM

Titomirov Vodka is already on sale in the United States, London and Monaco.

What Does Alkaline Do?

Alkaline water (AW) has a **myriad of health benefits** **associated with it, most noticeably improved hydration.** It's this **increased hydration** in Titomirov that **prevents hangovers.**

In our 11 years of research, we found that where your alkaline water comes from is actually extremely important in terms of its benefits. While you *can* manufacture alkalinity - by injecting electricity into a sealed container - it's been proven that those methods actually disappear once the container is open and the pH starts to stabilize back to its original state. **So, natural alkalinity is what's necessary in order to maintain a balance after packaging, and our water comes from the fresh Carpathian Mountains.**

Alkalinity allows water molecules to aggregate into smaller micelles (groups) that can enter cells easier. Natural alkalinity leads to smaller micelles, which in turn leads to a massive increase in the benefits one expects from alkalinity overall.



Carpathian Mountain Alkalinity

- The Carpathian Mountains' water aklanity and quality can simpy not be duplicated outside of nature
- Carpathian water comes from a deep worth auqafer making it rich with minerals, and nearly free from toxins, bacteria, microbes, acid and more
- We collect our water by a deep well and long pipe, meaning it stays deconaminitaed until it reaches a bottle

Alkaline Water is Rich In Minerals With Added Benefits

1. **Calcium:** Benefits teeth and bones.
2. **Fluoride:** Keeps teeth's enamel in good condition.
3. **Silica:** Gives water a fresh taste.
4. **Electrolytes:** Naturally-occurring, these regulate blood acidity/alkalinity and its pH balance.

Why Make Vodka with Alkaline Water?



Additional Benefits of Alkalinity





- **Hydration:** AW molecules cluster smaller and tighter than regular water.
- **Cellular Penetration:** These small clusters of water molecules are able to enter the small pores on the cell walls easier, thus permeating the intracellular space with fresh, clean water. In turn this hydrates the harmful toxins out of the cells more efficiently than ordinary water.
- **Metabolism and Weight Loss:** The smaller size of these clusters facilitates easier passage thru cell membranes, thus aiding intracellular hydration and improved metabolism. It is this intracellular hydration that functions to clean your cells from the inside out. This is yet another way in which Alkaline Water can help you lose weight by revving up your metabolism.
- **Stamina**: AW aids the removal of lactic acid, a byproduct of exercise. This acid leads to inflammation and osteoarthritis. By aiding in its efficient removal, AW improves stamina.



- **Stomach Benefits**: AW has direct acid-buffering capacity, which neutralizes and removes gastric acid on contact. This soothes the stomach and prevents the stomach ailments associated with excess gastric acid, including: heartburn; reflux esophagitis; GERD; ulcers; UGI bleed; Barrett's esophagitis; and esophageal cancer.
- **Lower Cholesterol:** AW can lower the triglycerides and total cholesterol levels. A higher pH in the body reduces the need for fat and cholesterol to protect the body from damaging acids.
- **Boost Immunity**: AW can act as an antioxidant protecting against oxidative damage to DNA, RNA, and Proteins.
- **Raises Oxygen Levels:** Hemoglobin increases with AW intake, raising the pH slightly thus enabling your blood to carry a greater amount of oxygen to be delivered to the hungry peripheral tissues that become starved from exercise. This is known as the Bohr effect.

Invest in Titomirov Vodka

Alex Titomirov knows what it takes to start a great business. And, his background in science and genetics mean he knows what he's talking about when it comes to alkalinity being used in the creation of exciting new and innovative products.

We've built a customer base of our own, we've tested our vodkas, and we know that the product we have is good. This can catch on. We've won awards, and our greatest marketing is from our customers: once they taste our vodka, they know it's good, and then they tell others. **We're internationally distributed and we're also carried in Total Wines. So, the platform is there.**

What we need now, is the capital to invest in our marketing and campaign strategies: we need to continue getting our name out there. **Additionally, we need cash to meet the demands of our already growing clientel.**


TITOMIROV
VODKA

For Alex Titomirov, this is just the beginning too. Once we've dominated the vodka market, **we plan to bring design and alkalinity into many other exciting arenas, such as yachts and watches, as well as alkaline rums and tequila.**

Join us in changing the way vodka benefits us. Let's change the game. Invest in Titomirov Vodka.

Meet Our Team





Alexander Titomirov

Founder & CEO

Alex has been founder, CEO, & Director of Titomirov Vodka since 2014. Also a successful biotech CEO, Alexander Titomirov founded one of the first bioinformatics companies - InforMax [NASDAQ, INMX] and brought it public ($1 billion market cap) with "the best biotech IPO" [Washington Post, 2000] in the State of Maryland. Dr. Titomirov and his company InforMax inc. were developers of the best medical search engine www.PubMed.org as well as huge contributors in developing the National Center for Biotechnology Information (NCBI) through contract with InforMax Inc. which lasted for over 10 years. Titomirov was a founder of several pioneering technologies in the field of cancer treatment at the Russian Academy of Sciences. He discovered a bacterial DHFR genetic effect that prolonged the lifespan in irradiated mice, and he was one of the original authors of stable gene transformation of skin cells in vivo using the pioneering technology of "shot gun" with tungsten micro projectiles. Titomirov was invited to come to work in the United States by James Watson – a Nobel Prize winner and a pioneer in discovering the structure of DNA. He worked at the National Institutes of Health as well as in a small pharmaceutical company before starting his own company InforMax, Inc. in 1990. Titomirov has pioneered an expert system based on modeling of the drug discovery process. InforMax products are currently sold to over 65,000 pharma and biotech companies worldwide. InforMax was acquired by Invitrogen, a major bio-science company with $1.2 billion in annual revenues, headquartered in Carlsbad, California. In addition, Titomirov was one of the principal developers of the software infrastructure for the Human Genome Project, founded by James Watson. Titomirov was a major contributor to the Genomics Approach of drug discovery – which is demonstrated to be one of the main accelerators of drug discovery process. Titomirov earned his Ph.D. in 1986 at the Institute of Cytology at the Russian Academy of Sciences in St. Petersburg, Russia. Dr. Titomirov pioneered the field of transforming animal cells with foreign DNA which had led to development of human DNA vaccines and was a major contribution to human genetics with more than 50 books[1] written based on Dr. Titomirov's original article



Dr. Melody Sanger

President of US operations and Board Member

Dr. Melody Sanger is the President of US Operations and serves as a Board Member of Titomirov Vodka since 2014. From 2008-2014, Dr. Melody served as the CEO of the Drug Study Institute, where she has conducted the clinical health testing of Icelandic water on numerous patients.

Offering Summary

Maximum 53,500* Class C Non-Voting Units of LLC ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 5,000 Class C Non-Voting Units of LLC ($10,000)

Company	Titomirov Vodka LLC
Corporate Address	125 W. Indiantown Road, Ste 101, Jupiter, FL 33458 USA
Description of Business	Titomirov Vodka is the first alkaline vodka with hydrating properties. Made from alkaline water and non-GMO gluten free corn
Type of Security Offered	Class C Non-Voting Units
Purchase Price of Security Offered	$2.00 per unit

Minimum Investment Amount (per investor)	$500

<u>The 10% Bonus for StartEngine Shareholders</u>

Titomirov Vodka LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 50 Class C Non-Voting Units at $2 / unit, you will receive 5 Class C Non-Voting bonus units, meaning you'll own 55 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

I'm Alex Titomirov I'm a professional scientist who had00:12experience in medical research and the00:15human genome project for the past eleven00:17years I was researching alkaline water00:20and effect of this alkaline water on a00:23human body what I found is that if the00:26water is optimally balanced and it has00:30to be naturally balanced by nature this00:33water creates amazing effect on a human00:36health what's important is that such00:39water creates smaller water compartments00:43which penetrate the tissue better and so00:45therefore causing higher level of00:47hydration as well as washing away00:49saturated fat and toxins we've done a00:53fantastic experiment where we mixed such00:56naturally alkaline water with alcohol01:00seven times01:01 distill conquer hope and the result is01:04this product Gotama of vodka this is01:08amazing product when you drink such01:10vodka it creates amazing softness and01:13amazing warm feeling inside your body01:16you're not getting wildly drunk as a01:19result you have very comfortable and01:21civilized feeling by drinking this01:24product so this what car is seven times01:26digital ph 8.2 there's a second brand we01:31created called vodka culture these two01:35bottles are presenting this brand the pH01:37in this vodka is even higher 8.88 and01:41has eight distillations which makes it01:43even more pure so our effort today is to01:49bring this product to the global market01:51today this vodka could be produced in a01:55quantity of 1 million bottles a month if01:57you want to go and read about this01:59product the information is presented on02:03the website02:04- Tanner of vodka in one word.com02:08thank you very much for your attention

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Class C Non-Voting Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Operating Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Class C Member" to the Titomirov Vodka LLC Operating Agreement. attached to the Form C Offering Document (the "***Operating Agreement***") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to

undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Class C Member thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

5. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a

valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C and a copy of the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and

of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the

meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):

By_%%SUBSCRIBER_SIGNATURE%%____________________

Name:%%VESTING_AS%%

%%VESTING_AS_EMAIL%%

%%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%____________________

Legal Name of Entity

By_____%%INVESTOR_SIGNATURES%%_______________

Name: %%VESTING_AS%%

%%VESTING_AS_EMAIL%%

Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: ____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%

By____%%ISSUER_SIGNATURE%%_________________

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

TITOMIROV VODKA LLC.

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "***Agreement***") is dated as of April 11, 2018 by and among the Unitholders identified from time to time on the signature pages to this Agreement with respect to the operation of **TITOMIROV VODKA LLC**, the State of Florida LLC (the "***Company***").

The parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. The following terms used in this Agreement will have the following meanings (unless otherwise expressly provided in this Agreement):

(a) "Accounting Period" will mean (1) a Fiscal Year if there are no changes in the Unitholders' respective interests in Company income, gain, loss or deductions during such Fiscal Year except on the first day thereof; or (2) a period beginning on any other day during a Fiscal Year upon which occurs a change in such respective interests, and ending on the earlier of (A) the last day of a Fiscal Year; and (B) the day before any subsequent change in such respective interests will occur.

(b) "Additional Unitholder" or **"Unitholder"** will mean any Person who is admitted to the Company as an Additional Unitholder pursuant to Article 8 of this Agreement.

(c) "Adjusted Asset Value" with respect to any asset will be the asset's adjusted basis for income tax purposes, except as follows:

(1) The initial Adjusted Asset Value of any asset contributed by a Unitholder to the Company will be the gross fair market value of such asset at the time of contribution, as determined by the contributing Unitholder and the Company.

(2) The Adjusted Asset Values of all Company assets will be adjusted to equal their respective fair market values, as determined by decision of the Board of Directors, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Unitholders pursuant to Article 5, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Unitholder in exchange for more than a *de minimis* capital contribution; (ii) the distribution by the Company to a Unitholder of more than a *de minimis* amount of Company assets, unless all Unitholders receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Section 6.3; (iii) the termination of the Company for income tax purposes pursuant to Irish laws; and (iv) the termination of the Company either by expiration of the Company's term or the occurrence of a Dissolution Event (as defined in Section 9.1 below).

(d) **"Adjusted Capital Account"** will mean, with respect to any Unitholder, the Unitholder's Capital Account as adjusted by the items described in Treasury Regulations.

(e) **"Board of Directors"** will have the meaning set forth in Section 3 below.

(f) **"Capital Account"** will mean, with respect to a Unitholder as of a given date, the Capital Contribution to the Company by such Unitholder as adjusted up to the date in question pursuant to Article 5.

(g) **"Capital Contribution"** will mean any contribution to the capital of the Company in cash or property by a Unitholder.

(h) **"Certificate"** will mean the Company's Certificate of Formation, as the same exists or may hereafter be amended.

(i) **"Code"** will mean the Internal Revenue Code of the State of Florida, USA as it exists or may hereafter be amended by law.

(j) **"Company"** will refer to Titomirov Vodka LLC, a Florida limited liability company (LLC).

(k) **"Consent of the Unitholders"** will mean the consent of a Majority in Votes of the Unitholders of the Company.

(l) **"Distributable Cash"** will mean all cash, receipts and funds received by the Company from Company operations, less the sum of the following (to the extent paid or set aside by the Company): (1) all cash expenditures incurred incident to the normal operation of the Company's business; and (2) such Reserves as the Company deems reasonably necessary to the proper operation of the Company's business.

(m) **"Economic Risk of Loss"** will have the meaning defined in the State of Florida, USA laws.

(n) **"Entity"** will mean any partnership, limited company, corporation, joint venture, trust, or other business association.

(o) **"Fiscal Year"** will mean the Company's fiscal year for the period between the date of this Agreement and December 31, except for the year 2014 when the Company is formed in the month of December, and for all years thereafter will commence on January 1 of each such year and end on December 31 of such year, except for the final fiscal year of the Company, which will begin on January 1 of such final fiscal year and end on the date of termination of the Company. References to fiscal quarters in this Agreement will refer to those three (3) month periods ending on each of March 31, June 30, September 30 and December 31 of each fiscal year (each, a "***Fiscal Quarter***").

(p) **"Founding Unitholder"** will mean the initial Unitholders (Chairman/CEO and Secretary) of the Company. Could be the same person.

(q) **"Interest"** will mean, with respect to a Unitholder, the proportion that such Unitholder's Units bears to the aggregate outstanding Units of all Unitholders.

(r) **"Majority in Interest"** will mean 50% plus one VOTE of all outstanding Votes represented by Units.

(s) **"Director"** will have the meaning set forth in Section 3 below.

(t) **"Unitholder"** or **"Unitholder"** will mean, as of a given time, each of the Initial Unitholders, Additional Unitholders and Substituted Unitholders which is a Unitholder of the Company at such time.

(u) **"Net Profit"** or **"Net Loss"** will be an amount computed for each Accounting Period as of the last day thereof that is equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with the laws of the State of Florida will be included in taxable income or loss, with the following adjustments:

(1) Any income of the Company that is exempt from income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this paragraph will be added to such taxable income or loss;

(2) Any expenditures of the Company described in US law and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this paragraph will be subtracted from such taxable income or loss;

(3) Gain or loss resulting from any disposition of a Company asset with respect to which gain or loss is recognized for income tax purposes will be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted income tax basis;

(4) The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values will be added to such taxable income or loss in the following circumstances: (i) the termination of the Company for income tax purposes pursuant to the Irish law; (ii) the termination of the Company either by expiration of the Company's term or the occurrence of an event of early termination; and (iii) the liquidation of the Company within the meaning of the Irish law; and

(5) Items that are specially allocated pursuant to Sections 6.1(c) through 6.1(e) of this Agreement will not be taken into account in computing Net Profit or Net Loss.

(v) **"Person"** will mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so permits.

(w) **"Regulatory Allocations"** will mean the allocations pursuant to Sections 6.1(c), (d) and(e) of this Agreement.

(x) **"Reserves"** will mean, with respect to any Fiscal Year, funds set aside or amounts allocated during such Fiscal Year to reserves that will be maintained in amounts deemed sufficient by the Company for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

(y) **"Schedule of Unitholders"** will mean the Schedule, to be maintained by the Secretary of the Company, including the name and address of each Unitholder and setting forth information regarding the number of Units owned, Capital Account, Capital Commitment, Interest of each Unitholder, as such Schedule may be amended in accordance with this Agreement.

(z) **"Substitute Unitholder"** will mean any Person who is admitted to the Company as a Substitute Unitholder pursuant to Article 8 of this Agreement.

(aa) **"Treasury Regulations"** will mean the Income Tax Regulations, including any temporary regulations, promulgated under the Code, as the same exists or may be amended.

(bb) **"Units"** or **"Units"** will mean the Units of capital issued by the Company to its Unitholders, which represent the Unitholders' Interests. The Company is authorized to issue unlimited number of Voting Units. There are 2,500,00 voting units with ten votes per share issued to Dr. Alexander Titomirov, the founder of the Company to protect his voting interest in case his shareholding percent goes below 51%. These units have the same economical value as all other voting units with 1 vote per share.

(cc) The authorized number of Units may be increased only by decision of a Majority votes (50% plus 1 Share) represented by Units. As provided in Section 3.3 below, the Board of Directors will have the authority to issue and sell additional Units at the fair market value per Share as is established by the Board of Directors. In connection with the issuance, transfer or cancellation of Units, the Schedule of Unitholders will be updated in accordance with Section 5. 2 and Section 8.2 below.

ARTICLE 2

FORMATION OF THE COMPANY

2.1 **Formation.** On December 17, 2014 the Company was formed in the State of Florida as LLC.

2.2 **Principal Place Of Business.** The principal place of business of the Company will be the State of Florida and any affiliated marketplaces that have the right to do business with such. The Company may locate its places of business and registered office at any other place or places as designated by decision of the Board of Directors.

Registered Agent And Office. The name of the registered agent for service of process of the Company is Corporate Creations, Florida.

2.3 Term. The term of the Company will be as set forth in the Certificate, unless the Company is earlier dissolved in accordance with the provisions of this Agreement and/or the laws of the State of Florida, USA.

2.4 Company Purposes. The purposes of the Company are to engage in any lawful act or activity for which a limited company may be organized under the laws of the State of Florida, USA. The Company will have the power to make and perform all contracts and to engage in all actions and transactions necessary or advisable to carry out the purposes of the Company, and all other powers available to limited liability companies under the laws of the State of Florida.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1 General Powers. The property, officers and business of the Company will be managed under the direction of the Board of Directors, and except as otherwise expressly provided by law, the Certificate or this Agreement, all of the powers of the Company will be vested in such Board of Directors.

3.2 Designation of Directors.

(a) Number. The number of Directors (each, "***Director***", and collectively, the "***Directors***") constituting the Board of Directors (the "***Board of Directors***") will be Alex Titomirov, The Chairman of the Board of Directors who is the main unitholder of the Company and the owner majority of the voting units and Melody Sanger, who is a Secretary (2 Directors). Director will hold office until his or her successor will have been elected and qualified, or until his or her death, or until he or she will have resigned.

(b) Removal and Resignation of Director; Vacancy. Director may be removed, with or without cause, by the Consent of the Unitholders based on the majority of voting Units. Each Director may resign at any time by giving written notice of his or her resignation to the Company. Any such resignation will take effect at the time specified therein or, if the time when it will become effective will not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective. Except as may otherwise be required by law and subject to the terms of this Agreement, any vacancy in the Board of Directors, whether arising from death, resignation, removal or any other cause, and any newly created Directorships resulting from any increase in the authorized number of Directors of the Company, will be filled pursuant to the provisions of Section 3.2(a) above. Each Director so elected will hold office until his or her successor will have been elected and qualified.

3.3 Issuance of Units. The Board of Directors will have the authority to issue and sell additional Units (and to admit new Unitholders in accordance with Section 8.2 below) as it may determine, up to the number of authorized Units as is set forth in Section 1.1(cc) above (as

such authorized number may be amended by the Unitholders possessing the majority of votes in accordance with the terms of this Agreement). The Board of Directors will determine the fair market value of Units that may be issued and sold and the **Schedule of Unitholders** will be updated in accordance with Section 5. 2 and Section 8.2 below.

3.4 Quorum and Manner of Action. A majority of the votes held by Directors will constitute a quorum for the transaction of business at any meeting of the Board of Directors. The Director with more votes will have proportionate power of votes at the Board level. Except as otherwise expressly required by law, the Certificate or this Agreement, the act of a majority of Directors present at a meeting at which a quorum is present will be the act of the Board of Directors. Less than a quorum may adjourn any meeting. No Board meeting could be held without the owner of the majority of the votes of the Company. Notice of the time and place of any such adjourned meeting will be given to all the Directors unless such time and place were announced at the meeting at which the adjournment was taken, in which case such notice will only be given to the Directors who were not present thereat. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called. The Directors will act only as a Board and the individual Directors will have no power as such.

3.5 Meetings of Directors. An annual meeting of the Board of Directors will be held as soon as practicable after the adjournment of the annual meeting of the Unitholders at such place as the Board of Directors may designate. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such other time or place as specified in this Section. Other meetings of the Board of Directors will be held at places and at times fixed by resolution of the Board of Directors, or upon call of the Chairman of the Board of Directors. Meetings may be held at any time without notice if all of the Directors are present. The notice of meetings of the Board of Directors need not state the purpose of the meeting.

3.6 Organization. At each meeting of the Board of Directors, the Chairman of the Board, will act as chairman of the meeting and preside thereat.

3.7 Action by Consent. All actions required or permitted to be taken by the Board of Directors may be taken without a meeting if all Unitholders of the Board of Directors consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors.

3.8 Merger or Sale of Interests. In the event that the Unitholder decided to sell their Units, the Unitholder has to provide a copy of the receipt showing the transaction to the Company. The Board of Directors cannot stop any sale of Units of the Company.

3.9 Appointment of Officers. The Board of Directors may, but need not, appoint officers of the Company which may include, but will not be limited to: (a) chief executive officer; (b) president; (c) any number of executive vice presidents or vice presidents; (d) secretary; and (e) treasurer or chief financial officer. Dr. Alex Titomirov will be Chief Executive Officer (CEO) and Melody Sanger will be the Secretary of the Company (Secretary). A person may hold one or more of such offices. The Board of Directors may delegate their day-to-day management responsibilities to any such officers, and such officers will have the authority

to contract for, negotiate on behalf of and otherwise represent the interests of the Company as authorized by the Board of Directors in any job description created by the Board of Directors.

3.10 Conversion to Corporate Form.

(a) In the event that the Board of Directors determine that it would be advisable for the Company to convert or reorganize into the alternative corporate form of organization, the Board of Directors will, on behalf of the Company, formulate a plan of conversion or reorganization (the "***Reorganization Plan***") to effectuate such conversion. If the Board of Directors approves such Reorganization Plan, then subject to this Section 3.10 each Unitholder will take whatever reasonable action is required under such Reorganization Plan to effect the transactions contemplated therein. Except as otherwise provided in a duly approved Reorganization Plan, in such conversion:

(b) Each holder of Units will receive, with respect to such Units, unit of the successor corporation having:

(i) a right to receive a fully-diluted percentage of unit sale proceeds, dividends and other distributions (including on liquidation), equivalent to the fully-diluted Unitholdership interest represented by such holder's Units immediately prior to the conversion;

(ii) relative voting rights equivalent to those of such Units,

(iii) the same restrictions on transfer as were applicable to such Units prior to the conversion,

(iv) the same vesting, forfeiture and repurchase restrictions as were applicable to such Units prior to the conversion, and

(v) any other rights or restrictions as were applicable to such Units prior to the conversion.

ARTICLE 4

RIGHTS AND OBLIGATIONS OF UNITHOLDERS

4.1 Meetings. Meetings of the Unitholders may be held at such date and at such time as may be designated from time to time by decision of the Board of Directors.

4.2 Place Of Meetings. The Company may designate any place, either within or outside State of Florida, as the place of any meeting of the Unitholders. If no designation is made, the place of meeting will be the principal office of the Company.

4.3 Notice Of Meetings. Except as provided in Section 4.6, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called will be delivered not less than one (1) nor more than thirty (30) days before the date of the meeting, by the Chairman or Secretary, to each Unitholder entitled to vote at such meeting. Such

notice will be delivered as provided in Section 11.2. A waiver of notice in writing signed by the person entitled to such notice, whether before, at or after the meeting described therein, will be equivalent to the giving of such notice.

4.4 Meeting Of All Unitholders. If all of the Unitholders will meet at any time and place, either within or outside of the State of Florida and consent to the holding of a meeting at such time and place, such meeting will be valid without call or notice, and at such meeting lawful action may be taken.

4.5 Record Date. For the purpose of determining Unitholders entitled to notice of or to vote at any meeting of Unitholders or any adjournment thereof, or Unitholders entitled to receive payment of any distribution, or in order to make a determination of Unitholders for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, will be the record date for such determination of Unitholders. When a determination of Unitholders entitled to vote at any meeting of Unitholders has been made as provided in this Section 4.5, such determination will apply to any adjournment thereof.

4.6 Quorum. Unitholders holding a majority of all Interests, represented in person or by proxy, will constitute a quorum at any meeting of Unitholders. In the absence of a quorum at any such meeting, Unitholders holding a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each Unitholder of record entitled to vote at the meeting in accordance with Section 4.3. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Unitholders present at a duly-organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Unitholders holding Interests whose absence would cause less than a quorum.

4.7 Manner Of Acting. If a quorum is present, the affirmative vote of Unitholders holding a majority of all Interests present or represented and entitled to vote on the subject matter will be the act of the Unitholders, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement.

4.8 Proxies. At all meetings of Unitholders, a Unitholder may vote in person or by proxy executed in writing by the Unitholder or by a duly-authorized attorney-in-fact. Such proxy will be filed with the Company before or at the time of the meeting. No proxy will be valid after twelve (12) months from the date of its execution, unless otherwise provided in the proxy.

4.9 Action By Unitholders Without A Meeting. No action can be taken by any Unitholder other than the sale of his or her units, unless presented to the Meeting of the Board of Directors or Unitholders with the quorum.

4.10 Limitation of Liability. Each Unitholder's liability will be limited as set forth in the laws of the State of Florida. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be the debts, obligations and liabilities solely of the Company, and the Unitholders of the Company will not be obligated personally for any of such debts, obligations or liabilities solely by reason of being a Unitholder of the Company.

4.11 Nature of Rights and Obligations. Except as otherwise expressly provided in this Agreement, nothing contained in this Agreement will be deemed to constitute a Unitholder an agent or legal representative of the other Unitholders. A Unitholder will not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Unitholder or the Company.

ARTICLE 5

CAPITAL CONTRIBUTIONS, UNITS AND CAPITAL ACCOUNTS

5.1 Capital Accounts.

(a) An individual Capital Account will be maintained for each Unitholder. Each Unitholder's Capital Account will be increased by (1) the amount of money contributed by such Unitholder to the Company; (2) the fair market value of property contributed by such Unitholder to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to); and (3) the amount of Net Profit or other items of income or gain allocated to such Unitholder. Each Unitholder's Capital Account will be decreased by (1) the amount of money distributed to such Unitholder by the Company; (2) the fair market value of property distributed to such Unitholder by the Company (net of liabilities secured by such distributed property that such Unitholder is considered to assume or take subject to); and (3) the amount of Net Loss or other items of deduction or loss allocated to such Unitholder, all in compliance with the laws of the State of Florida.

(b) In the event of a permitted sale or exchange of all or part of a Unitholder's Interest, the Capital Account of the transferor will become the Capital Account of the transferee to the extent it relates to the transferred Interest.

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 5.2 is intended, and will be construed so as, to comply with the requirements of regulations of the Company (b) and the Treasury Regulations promulgated thereunder.

(d) Upon liquidation of the Company (or any Unitholder's Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Unitholders, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty (60) days of the end of the taxable year (or, if later, within ninety (90) days after the date of the liquidation).

(e) Notwithstanding the foregoing, with respect to any Share intended to constitute a "profits interest" (within the meaning of the Florida laws) issued on any particular date (each such date, a "***Profits Interest Issue Date***"), the holder of such Share will be entitled to distributions or proceeds in excess of the amount originally paid for such Share only if the aggregate amount distributed pursuant to this Agreement with respect to all Units outstanding on such Profits Interest Issue Date (other than the profits interests issued on such Profits Interest Issue Date) has been at least equal to the fair market value of the Company immediately prior to such Profits Interest Issue Date. For the avoidance of doubt, the preceding sentence will be interpreted so as to cause any Share intended to be treated as a profits interest (within the meaning of the Irish law) to be so treated (except to the extent a holder paid for such Share) and will be applied, and may be amended, by the Board of Directors as necessary to achieve such treatment. For purposes of applying this paragraph, the fair market value of the Company as to each Share intended to be a profits interest will be as set forth on the ***Schedule of Unitholders***.

5.2 Capital Contributions of the Unitholders. No Unitholder will be obligated to contribute capital to the Company in an amount in excess of such Unitholder's personal investment.

5.3 Withdrawal Or Reduction Of Unitholders; Contributions To Capital.

(a) A Unitholder will not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company, except liabilities to Unitholders on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b) A Unitholder will not be entitled to demand or receive from the Company the liquidation of its interest until the Company is dissolved in accordance with the provisions of this Agreement or other applicable provisions of the laws of the State of Florida.

5.4 Units. Each Unitholder's interest in the Company will be represented by **Units** of Unitholdership interest each having identical rights and privileges, except Class A units will have 10 times more votes than Class B units. Economical value of the Units of both Class A and B are the same. Additionally, the Company represented by the Board of Directors may issue Unit Options based on a price determined by the Board of Directors at the time of issue. The new Class C units are authorized by the Board as of April 11, 2018, limited to 1,000,000 non-voting units to be sold to the Reg. CF (crowd funding) effort being undertaken by the Company.

ARTICLE 6

ALLOCATIONS AND INCOME TAX

6.1 Allocations Of Profits And Losses.

(a) The Net Profit or Net Loss of the Company for each Accounting Period will be allocated among the Unitholders as specified by the Board of Directors and will be called "Dividend", which is paid after all expenses are paid by the company and the Profit is distributed on pro-rate basis of the ownership interest of Class A and B voting units being equal economically.

6.2 Distributions. All distributions of cash or other property will be made to the Unitholders pro rata in proportion to their respective Interests on the record date of such distribution. Except as provided in Section 6.4, all distributions of Distributable Cash and property will be made at such time as determined by the Company. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Unitholders from the Company will be treated as amounts distributed to the relevant Unitholder or Unitholders pursuant to this Section 6.3.

6.3 Limitation Upon Distributions.

(a) No distribution will be declared and paid to a Unitholder to the extent that, at the time of and after giving effect to the distribution, all liabilities of the Company, other than liabilities to Unitholders on account of their Interests and liabilities for which the recourse of creditors is limited to specific property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in the assets of the Company only to the extent that the fair value of the property exceeds that liability.

(b) The Company will comply with withholding requirements under the law of State of Florida and will remit amounts withheld to, and file required forms with, the applicable jurisdictions. To the extent the Company is required to withhold and pay over any amounts to any authority with respect to distributions or allocations to any Unitholder, the amount withheld will be treated as a distribution in the amount of the withholding to that Unitholder. If the amount of withholding tax paid by the Company was not withheld from actual distributions, the Company may, at its option, (i) require the Unitholder to promptly reimburse the Company for such withholding or (ii) reduce any subsequent distributions by the amount of such withholding. Each Unitholder agrees to furnish the Company with any representations and forms as will reasonably be requested by the Company to assist it in minimizing or eliminating and in determining the extent of, and in fulfilling, its withholding obligations.

6.4 Interest On And Return Of Capital Contributions. No Unitholder will be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for in this Agreement.

ARTICLE 7

RECORDS AND REPORTS

7.1 Records And Reports. The Company will maintain records and accounts of all operations and expenditures of the Company for a period of five (5) years from the end of the Fiscal Year during which the last entry was made on such record, the first two (2) years in the principal office of the Company. At a minimum, the Company will keep the following records:

(a) A current list of the full name and last known business address of each Unitholder;

(b) A copy of the Certificate, together with executed copies of any written powers of attorney pursuant to which this Agreement and any certificate and all amendments thereto have been executed;

(c) Copies of the Company's tax returns and reports, if any, for the three (3) most recent years;

(d) Copies of this Agreement and all amendments thereto;

(e) True and full information regarding the status of the business and financial condition of the Company, including financial statements of the Company for the three (3) most recent years; and

(f) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Unitholder and which each Unitholder has agreed to contribute in the future, and the date on which each became a Unitholder.

7.2 Returns And Other Elections. The Company will cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, will be furnished to the Unitholders within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under the laws of the State of Florida will be made by the Company if approved by a decision of the Board of Directors.

7.3 Accounting Principles. The books and records of the Company will be determined in accordance with generally-accepted accounting principles consistently applied under the accrual method of accounting.

ARTICLE 8

TRANSFERABILITY; ADDITIONAL UNITHOLDERS AND SUBSTITUTE UNITHOLDERS

8.1 Restrictions On Transferability. No transfer of a Unitholder's Interest (including the transfer of any rights to receive or share in profits, losses, income or the return of contributions) will be effective unless and until written notice (including the name and address of the proposed purchaser, transferee, or assignee and the date of such transfer) has been provided to the Company.

8.2 Admission Of New Unitholders. From the date of the formation of the Company, by decision of the Board of Directors, any Person acceptable to such Unitholders may, on the terms and subject to the conditions of this Agreement: (a) become an Additional Unitholder by the sale of new Units for such consideration as the Board of Directors will determine as provided in Section 3.3 above or (b) become a substitute Unitholder as a transferee of all or part of a Unitholder's Interest. The Board of Directors may cause the Company to issue and sell up to the number of authorized Units as is set forth in Section 1.1(bb) above (as such authorized number may be amended from time to time by the Unitholders in accordance with the terms of this Agreement). The Board of Directors will determine the fair market value of Units that may be issued and sold and the ***Schedule of Unitholders*** will be updated in accordance with Section 5. 2 above and this Section 8.2.

8.3 Allocations To New Unitholders. No Additional Unitholder or Substitute Unitholder will be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Net Profit or Net Loss of the Company for each Accounting Period will be allocated among the Unitholders in proportion to their respective interests, with the Accounting Period being subject to adjustment pursuant to Section 1.1(a) upon the addition of an Additional Unitholder or Substitute Unitholder.

8.4 Permitted Transfers. The restrictions on transfers set forth above will not apply to (i) any transfer without consideration to a Unitholder's ancestors, descendants or spouse or to trusts for the benefit of such persons or the Unitholder, (ii) any transfer or transfers by a Unitholder to another Unitholder, or (iii) any pledge of a Unitholder's Interest made pursuant to a *bona fide* loan transaction that creates a mere security interest, *provided* that in the event of any transfer made pursuant to one of the exemptions provided above, (A) the Unitholder will inform the Company of such pledge, transfer or gift prior to effecting it and (B) the pledgee, transferee or donee will enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Unitholder hereunder. Such pledgee, transferee or donee will be treated as the Unitholder for purposes of this Agreement.

8.5 Summary: The sale of Units is permitted without obtaining the permission from the Company with appropriate notice to the Company of the name of the new owner of such units.

ARTICLE 9

DISSOLUTION

9.1 Dissolution Events. The Company will be dissolved upon the occurrence of any of the following events (each, a "***Dissolution Event***"):

(a) the period fixed for the duration of the Company will expire; no such period is set, but could be set at a later date;

(b) the written agreement of majority of the votes of the Company – 50 percent plus one share;

(c) the entry of a decree of judicial dissolution under the laws of the State of Florida;

(d) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Dissolution Event, if the business of the Company is continued by decision of the Board of Directors within ninety (90) days following the occurrence of any such event (or, if later, within a reasonable time after the Company becomes aware of such event), then the Company will not be dissolved but will be continued.

9.2 Winding Up. The Company will cease to carry on its business, except insofar as may be necessary for the winding up of its business, upon the occurrence of a Dissolution Event, but its separate existence will continue until a Certificate of Dissolution has been filed or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

9.3 Liquidation. In settling accounts in dissolution, the liabilities of the Company will be entitled to payment in the following order:

(a) those to creditors, in the order of priority as provided by law, except those to Unitholders on account of their Capital Contributions; and

(b) those to Unitholders, with respect to their Capital Accounts in accordance with Section 5.2(d).

Except as provided by law, each Unitholder will look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Unitholder, such Unitholder will have no recourse against any other Unitholder.

9.4 Dissolution.

(a) When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Unitholders, a Certificate of Dissolution will be executed by appropriate official according to the laws of the State of Florida.

(b) Upon the acceptance of the Certificate of Dissolution, the existence of the Company will cease, except for the purpose of suits, other proceedings and appropriate action. The Unitholders will manage the liquidation of the Company, unless a Majority in Interest/Votes of the Unitholders elects one or more liquidators to manage the liquidation of the Company.

ARTICLE 10

MERGER OR CONSOLIDATION

10.1 Merger Or Consolidation. The Company may, upon approval of the Board of Directors and the Majority of Votes Owner (50% plus one share), merge or consolidate pursuant to an agreement of merger or consolidation with or into one or more Entities.

10.2 Filing And Effect Of Agreement Or Certificate Of Merger. If the Company enters into an agreement of merger or consolidation, the surviving Entity will file an Agreement or Certificate of Merger, as applicable, with appropriate officer in the office required by the laws of the State of Florida. Unless a future date is provided for in such Agreement or Certificate of Merger, the effective date will be the date of filing. Such Agreement or Certificate of Merger will act as a certificate of dissolution for the Company if it is not the surviving or resulting Entity in the merger or consolidation.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Tax Matters Unitholder. Alex Titomirov is hereby appointed the Company's Tax Matters Unitholder who will have the right to sign all tax matters by giving thirty (30) days written notice to each Unitholder. The tax matters Unitholder will employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company and in connection with all subsequent administrative and judicial proceedings arising out of such audit. If the tax matters Unitholder is required by law or regulation to incur fees and expenses in connection with tax matters not affecting all the Unitholders, then the tax matters Unitholder may, in his sole discretion, seek reimbursement from those Unitholders on whose behalf such fees and expenses were incurred. The tax matters Unitholder will keep the Unitholders informed of all administrative and judicial proceedings, and will furnish to each Unitholder, if such Unitholder so requests in writing, a copy of each notice or other communication received by the tax matters Unitholder, except such notices or communications as are sent directly to such requesting Unitholder. The relationship of the tax matters Unitholder to the other Unitholders is that of a fiduciary, and the tax matters Unitholder has a fiduciary obligation to perform its duties as tax matters Unitholder in such manner as will serve the best interests of the Company and all of the Company's Unitholders.

11.2 Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement will be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent by e-mail, overnight mail, registered or certified mail, postage and charges prepaid, addressed to the intended recipient's address as it appears in the Company's records. Except as otherwise provided in this Agreement and provided such notice will be addressed and sent as set forth above, any such notice by mail will be deemed to be given five (5) days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of the mail or, one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

11.3 Application Of the US Law. This Agreement, and the application of interpretation of this Agreement, will be governed exclusively by its terms and by the laws of the State of Florida, without regard to conflicts of laws principles.

11.4 Waiver Of Action For Partition. Each Unitholder irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company.

11.5 Amendments.

(a) Except as provided by the immediately following paragraph, this Agreement may be amended (or a term or provision waived) only by the Majority of the Votes of the Unitholders. The Company will update ***Schedule of Unitholders*** in accordance with Section 5. 2 and Section 8.2 above and any such updates to ***Schedule of Unitholders*** will not require an amendment pursuant to this Section 11.5(a).

(b) Notwithstanding the above, no amendment of this Agreement may change the amount of a Unitholder's Capital Account, modify the method of making Company allocations, modify the method of determining the Unitholdership Percentage of any Unitholder, modify any provision requiring the consent of all of the Unitholders to a specified action or this first sentence of this subparagraph (b), unless each Unitholder affected thereby has expressly consented in writing to such amendment.

11.6 Execution Of Additional Instruments. Each Unitholder hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

11.7 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

11.8 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.9 Rights And Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party will not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.10 Severability. If any provision of this Agreement or the application thereof to any person or circumstance will be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof will not be affected and will be enforceable to the fullest extent permitted by law.

11.11 Heirs, Successors And Assigns. Each and all of the covenants, terms, provisions and agreements in this Agreement contained will be binding upon and inure to the benefit of the parties to this Agreement and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.12 Creditors. None of the provisions of this Agreement will be for the benefit of or enforceable by any creditor of the Company.

11.13 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument.

11.14 K-1. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first set forth above.

CHAIRMAN/CEO:

DR. ALEX TITOMIROV ____________________

FORM OF
TITOMIROV VODKA LLC
COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this **OPERATING AGREEMENT** as of the date below, and it will be effective as of the date of acceptance by the Board of Directors or its designated officer.

Signature:

____

NAME:

____________, 2018

Number of Units:

Capital Commitment: $

ACCEPTED:

TITOMIROV VODKA LLC
State of Florida LLC

By: ______________________
Alex Titomirov
Chairman and Chief Executive Officer

Date: April 11, 2018

Addendum

Unit Structure Explanation

Issued units and outstanding units are the same. We do not authorize new units in the Treasury and keep them there till such time when the new unitholder buys them. We issue them (upon authorization by the Board) to people who buy them on the spot.

The number of authorized and issued to unitholders units as of April 11, 2018 is 18,071,000, as stipulated above.